ING Life Insurance and Annuity Company
and its Variable Annuity Account C

State University of New York Defined Contribution Retirement Plan

Supplement dated June 20, 2011 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 29, 2011

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

Effective June 27, 2011, the overnight delivery address shown in your Contract Prospectus, Contract Prospectus Summary and SAI will change to the following address:

> ING Life Insurance and Annuity Company
> Service Center
> 4400 Computer Drive
> Westborough, MA 01581

All references to any other overnight delivery address appearing in Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***